UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

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Exhibit Index

Exhibit No.	Description

99.1

Condensed Consolidated Interim Financial Statements of IHS Holding Limited for the three and nine months ended September 30, 2022 and Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2

Waiver Letter dated September 6, 2022, between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Amendment and Restated Credit Agreement.

99.3

Amendment Letter dated September 14, 2022, between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement.

99.4

Term Loan Facility Agreement, dated October 28, 2022, among IHS Holding Limited, Absa Bank Limited, Citibank N.A. London Branch, FirstRand Bank Limited (London Bank) and Standard Chartered Bank, as bookrunner initial mandated lead arrangers, Citibank Europe plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IHS Holding Limited

Date: November 15, 2022	By:	/s/ Steve Howden

	Name:	Steve Howden

	Title:	Executive Vice President and Chief Financial Officer